Exhibit 12(b)
FLORIDA POWER & LIGHT COMPANY AND SUBSIDIARIES COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS (a)
Nine Months Ended September 30, 2006

(millions of dollars)

Earnings, as defined:
Net income	$632
Income taxes	333
Fixed charges, as below	225

Total earnings, as defined	$1,190

Fixed charges, as defined:
Interest charges	$212
Rental interest factor	5
Capitalized interest	8

Total fixed charges, as defined	$225

Ratio of earnings to fixed charges and ratio of earnings to	5.29

combined fixed charges and preferred stock dividends (a)
_____________________
(a)

Florida Power & Light Company has no preference equity securities outstanding; therefore, the ratio of earnings to fixed charges is the same as the ratio of earnings to combined fixed charges and preferred stock dividends.